 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  February 25, 2010

COCA-COLA ENTERPRISES INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	01-09300 (Commission File No.)	58-0503352 (IRS Employer Identification No.)

2500 Windy Ridge Parkway, Atlanta, Georgia 30339
(Address of principal executive offices, including zip code)

(770) 989-3000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☑	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☑	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.                     Other Events.

On February 25, 2010, the Company and The Coca-Cola Company (“TCCC”) issued a joint press release announcing that they had entered into agreements under which TCCC will acquire the Company’s North American operating businesses, and the Company’s European operations will be split off into a new public company, and the Company has agreed to acquire  TCCC’s bottling operations in Norway and Sweden subject to signing of definitive agreements.  A copy of the press release is attached hereto as Exhibit 99 and is incorporated herein by reference into this Item 8.01.

Item 9.01.                     Financial Statements and Exhibits.

(d)           Exhibits.

99	Press Release dated February 25, 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 25, 2010	COCA-COLA ENTERPRISES INC. (Registrant) By: /s/ WILLIAM T. PLYBON Name: William T. Plybon Title: Vice President, Deputy General Counsel and Secretary